Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

December 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Amedica Corporation

Registration Statement on Form S-1

Filed November 08, 2013

Amendment No. 1 to Registration Statement on Form S-1

Filed November 15, 2013

File No. 333-192232

Ladies and Gentlemen:

We are submitting this letter on behalf of Amedica Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 21, 2013 (the “Initial Comment Letter”) and November 29, 2013 (the “Second Comment Letter,” and collectively, the “Comment Letters”) from Amanda Ravitz, Assistant Director, to Eric K. Olson, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company publicly filed on November 8, 2013 (the “Initial Public Filing”) and Amendment No. 1 to the Initial Public Filing filed on November 15, 2013 (“Amendment No. 1”). In conjunction with this letter, the Company is filing Amendment No. 2 (“Amendment No. 2”) to such registration statement and making further amendments thereto (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letters and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letters. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 20, 2013

We are providing by overnight delivery to Mr. Ted Moskovitz of the Staff five courtesy copies of this letter and Amendment No. 2 that have been marked to show changes from Amendment No. 1.

Initial Comment Letter

General

1.

Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that it has provided supplementally to the Staff under separate cover on the date hereof the written materials presented to potential investors that are qualified institutional buyers or institutional accredited investors in reliance upon the procedures available to emerging growth companies under Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

As of the date of this response letter, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. As previously indicated, the Company will supplementally provide the Staff with any such research reports that are published or distributed in reliance on Section 2(a)(3) of the Securities Act.

Second Comment Letter

Summary, page 1

1.

Comment: We note your response to our prior comment number 4; however, it appears that your conclusion about PEEK adverse event reports is extrapolated from other data and may not actually reflect adverse events reported for PEEK. Please revise or advise.

Response: In response to this comment, the Company has revised the disclosure contained on pages 1 and 66 of the prospectus contained in Amendment No. 2.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 20, 2013

Market Opportunity, page 2

2.

Comment: We note your response to prior comment number 7; however, it is unclear why you have marked certain information “confidential” which appears to be publicly available. If this information is not publicly available, please tell us whether it was commissioned for you.

Response: The Company respectfully advises the Staff that although various items of information contained in the industry reports provided to the Staff in response to prior comment 7 may have been publicly disclosed, the full industry reports have not been publicly disclosed and are made available by the independent third-party publisher only for a fee. In addition, pursuant to the terms under which the Company purchased these industry reports, the Company must maintain the industry reports in strict confidence and not disclose their contents without the consent of the independent third party that prepared the particular industry report. All industry reports the Company cites in the prospectus for the applicable data were not commissioned by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 48

3.

Comment: We see that a 36% decrease in research and development expense in the nine months ended September 30, 2013 is primarily attributed to “a reduction in research and development activities.” In expanded disclosure, please describe the activities that were reduced and describe the underlying business reasons for the reductions you identify.

Response: In response to this comment, the Company has revised the disclosure contained on page 50 of the prospectus contained in Amendment No. 2.

Long-Lived Assets and Goodwill, page 56

4.

Comment: We refer to your response to prior comment 14. In light of the reported stockholders’ deficit, please clarify in your disclosure how you define “carrying value” of your single reporting unit for goodwill impairment testing purposes.

Response: In response to this comment, the Company has revised the disclosure contained on pages 58 and F-10 of the prospectus contained in Amendment No. 2.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 20, 2013

5.

Comment: Tell us where the notes to financial statements fully describe the $8 million cash inflow identified as proceeds from issuance of convertible debt and warrants in the nine months ended September 30, 2013.

Response: In response to this comment, the Company has revised the disclosure contained on pages F-6 and F-23 of the prospectus contained in Amendment No. 2.

Common Stock Warrant Liability, page F-20

6.

Comment: It appears that you sold additional common stock warrants in August and September 2013 in connection with sales of Series F preferred stock. Please make disclosure about these warrants, including their terms and conditions, and the related accounting in the notes to financial statements.

Response: In response to this comment, the Company has revised the disclosure contained on pages F-21 and F-23 of the prospectus contained in Amendment No. 2.

Note 8. Equity, page F-23

7.	Comment: We refer to your response to prior comment 11. Under the heading “Conversion,” please disclose the currently applicable conversion rate for each series of preferred stock.

Response: In response to this comment, the Company has revised the disclosure contained on pages 41 and F-26 of the prospectus contained in Amendment No. 2.

*    *    *    *    *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call Daniel T. Kajunski, Esq. or Anthony E. Hubbard, Esq. of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Daniel T. Kajunski

Daniel T. Kajunski

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

December 20, 2013

cc:	Securities and Exchange Commission

Amanda Ravitz, Assistant Director

Ted Moskovitz

Praveen Kartholy

Gary Todd

Amedica Corporation

Eric Olson

Jay Moyes

Kevin Ontiveros

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan Kravetz, Esq.

Anthony Hubbard, Esq.

Cooley LLP

Babak Yaghmaie, Esq.

Darren DeStefano, Esq.

Ernst & Young LLP

David Hickox

Howard Stoker